 Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources

Neptune Technologies & Bioressources Inc. Reports on
Medical Food Candidate Preclinical Research;
Pilot ADHD Effect is Confirmed

Laval, Québec, CANADA – November 17, 2009 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) announced today the first preclinical research up-date on NeuroBioPharm Inc. (“NBP”) medical food development program.

NBP announces the results of preclinical research performed by NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD).

“This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®” said Wael Massrieh, Director of R&D of Neptune. “We are looking forward to advancing our research towards the development of a readily available product aimed to improve the cognitive and emotional health of children and adults, in the near future” he added.

Attention deficit hyperactivity disorder (ADD / ADHD) is one of the most common mental disorders in childhood. The National Institute of Mental Health (NIMH) estimates that between 3% and 5% of preschool and school-age children have ADHD in the United States. According to the Centers for Disease Control and Prevention (CDC), approximately four million children between 4 and 17 years of age are diagnosed every year with ADHD, which also affects an estimated 4% of adults.

“We are all very encouraged and pleased with the results of the first series of experiments conducted on our neuro medical food candidate. These results confirm the pilot effect observed with Neptune Krill Oil (NKO®).” said Dr. Tina Sampalis, President of NBP. “Currently more than 2.5 million (56%) children are being treated for ADHD every year. NKPL may provide these children with a safer alternative to their treatment along with the side benefits of DHA, phospholipids and antioxidants. According to the 2008 Data Monitor the ADHD US market is currently valued at $3.85 billion and is set to increase over the next 10 years at a CAGR of 1.2%.” she added.

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

About Acasti Pharma Inc

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	NeuroBioPharm Contact :
Neptune Technologies & Bioressources Inc.	NeuroBioPharm Inc.
André Godin, C.A.	Dr. Tina Sampalis
Vice-president Administration and Finance	President
450-687-2262	450.687-2262
a.godin@neptunebiotech.com	t.sampalis@neurobiopham.com
www.neptunebiotech.com	www.neurobiopharm.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.